Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S. C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of 8x8, Inc. (the "Company") for the year ended March 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bryan R. Martin, Chairman and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ BRYAN R. MARTIN

Bryan R. Martin
Chairman and Chief Executive Officer

May 26, 2009

This certification accompanies this Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, or otherwise required, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.